Mail Stop 3561

September 8, 2006

Ronald M. Neifield, Esq.
Vice President and General Counsel
The Vitamin Shoppe
2101 91st Street
North Bergen, New Jersey 07047

Re: **Vitamin Shoppe Industries Inc. and co-registrants**
**Amendment No. 3 to Registration Statement on Form S-4**
**Filed August 25, 2006**
**File Nos. 333-134983 to -02**

Dear Mr. Neifield:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page numbers to which we refer in this letter correspond to the page numbers in the marked copy of the registration statement provide to us by counsel.

Management's Discussion and Analysis of Financial Condition and Results…, page 34

Overview, page 34

1. We note your response to comment 7 in our letter dated August 16, 2006. In the first paragraph of this subsection you added disclosure stating that you are "second in overall sales among national specialty retailers," you offer 8,500 SKUs in your stores with an additional 11,500 SKUs available at your distribution center "versus 1,900 SKUs offered by [y]our leading competitor," and your retail stores are "at least double that of [y]our two leading competitors." Please disclose the basis for these statements.

Note 3. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

2. We note that you have added disclosure of the activity in the inventory obsolescence reserve on page F-8. Please reconcile the year end balances in this reserve to the supplemental schedule of projected obsolescence reserves by rate of sale code. Please tell us why, if true, that you do not adjust the general ledger reserve to the supporting detail.

3. We note your response to comment 12 in our letter dated August 16, 2006. You state that the obsolescence reserve has always been adequate to absorb the actual losses incurred. Also, we note from the schedule added to Note 3 that the historical write-offs charged against the reserve have exceeded the prior year reserve balance. Please explain why you believe the reserve balances are adequate in light of this fact.

4. Please tell us, and revise your disclosure if necessary, whether all inventory losses from excess or obsolescence are charged to the reserve. Also, please tell us the circumstances and amounts of any write-offs charged directly to cost of goods sold during the past three years or the subsequent interim period through June 30, 2006.

5. Please refer to the schedule of "F" category inventory you provided in response to our August 16, 2006 comment letter. It appears that the turn rate of sales of "F" category inventory in 2005 and the first six months of 2006 is lower than it was in 2004. Also, we note that the amount of "F" category inventory increased by over 30% form 2004 to 2005; however, the reserve for this category only increased by $11,000. Please tell us why you believe the reserve balance is adequate in light of these circumstances.

\*   \*   \*   \*   \*   \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ronald M. Neifield, Esq.
The Vitamin Shoppe
September 8, 2006
Page 3

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Vincent J. Pisano, Esq.
        Kirkland & Ellis LLP
        Via Fax: (212) 446-4900